[GRAPHIC OMITTED] COMMUMICATIONS RESEARCH, INC. A Public Corporation
                  --------------------------------------------------------------
67 RAMAPO VALLEY ROAD, SUITE 103, P.O. 852,  MAHWAH, NEW JERSEY
                                                                  (201) 684-0880
                                                             FAX: (201) 684-0884





                                                                    May 19, 2005



Mr. Larry Spirgel, Assistant Director
Mail Stop 040
United States Securities and Exchange Commission
Washington, D.C.  20546
May 19, 2005
Page 1

RE:  Communications Research, Inc.
     Form 10-KSB for the fiscal year ended December 31, 2005
     Filed March 31, 2005
     File No. 0-50069

Dear Mr. Spirgel,

Pursuant to your letter of April 29, 2005, following is an itemized summary of responses and clarifications to your requests:


Form 10-KSB for the Year Ended December 31, 2004
------------------------------------------------

Part II, Item 6. Management's Discussion and Analysis of Financial Condition and
--------------------------------------------------------------------------------
Results of Operations, page 16
------------------------------

         Results of Operations
         ---------------------
1. We refer to your discussion of revenue. It is not clear what drove the 58% increase revenue from fiscal 2003. In accordance with Item 303 of Regulation S-K revise to provide a discussion and analysis of your business, as seen through the eyes of those who manage that business to clearly articulate the underlying drivers that resulted in the material increases in revenues from 2003 to 2004 Refer to item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at:
         http://www.sec.gov/ rules/interp/ 33-8350.htm for further guidance.
         ---------------------------------------------

ANSWER: In the first quarter of 2004 the company saw a major increase in client orders through the release of state funding that was withheld by the State of New Jersey to the State College and University Network, our largest single client group for our engineering and consulting services. Under normal circumstances we experience cycles in our project work that is somewhat cyclic in nature, as during various phases of the design and management of a construction project, the company has a greater or lesser roll requiring more or less engineering time to expend as needs dictate. With multiple projects and divested communications disciplines we work in, the intent is to smooth out these cycles to the greatest extent.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
May 19, 2005
Page 2


2. In your narrative explanation of results of operations, you state that operating expenses increased by 5% from 2003 to $257,190 in 2004, yet you report operating expenses of $674,268 in your statement of operations, a 175% increase from the prior year, with the most significant change reported in office salaries. Revise to describe the events or transactions that materially affected operating expenses, and revise other related disclosures such as operating accordingly.

ANSWER: Under Results of Operation, sub section Salaries and Compensation, a sentence was added explaining the basis for the overall increase. In the Consolidated Statement of Operations of the Amended 10KSB finicancials, allocation amounts are correctly restated for the General and Administrative and Office Salaries.

         Part II, Item 7. Financial Statements, page 18
         ----------------------------------------------

         Consolidated Statements of Operations
         -------------------------------------
3. We note your presentation of depreciation and amortization. If your direct costs exclude depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Refer to SAB Topic 11:B and revise your presentation accordingly.

ANSWER:       We have read SAB Topic 11:B, which states in part, `If cost of sales or operating expenses exclude charges for depreciation.....'
              Please note that our classification of depreciation and amortization is reflected in operating expenses of $31,774. Therefore, SAB Topic 11:B is not applicable to the Company.

         Notes to the Financial Statements
         ---------------------------------

         Note 1. Summary of Significant Accounting Policies
         --------------------------------------------------
4. We refer to your revenue recognition policy. Tell us in sufficient detail how you account for revenue and expense associated with the design, installation and any other services that you provide to your customers. Please also tell us if you provide warranties to your customers and if so how you account for them.

ANSWER: Refer to amended notes and financial statement of auditors in Amended 10KSB.

         Note 3. Related Party Transactions
         ----------------------------------
5. As of December 31, 2004, you report a note receivable from a related party of $200,000. Provide us with a description of the transaction, including all information necessary for an understanding of its effects, the nature of the related-party relationship, the terms and manner of settlement. Tell us if the loan was made to a principal owner or a member of that person's immediate family, and your basis for determining that it is appropriate to classify this receivable as a long-term asset, rather than a reduction of shareholder's equity or compensation expense.

ANSWER: Amount shown reflects an open loan contract between two corporations, with interest, accruing quarterly. Refer to amended notes and financial statement of auditors in Amended 10KSB.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
May 19, 2005
Page 3
         Part II, Item 8-A Controls and Procedures. page 18
         --------------------------------------------------

6. Rule 13a-15(b) requires that, your certifying officers evaluate your disclosure controls and procedures as of the end of the period covered by the report. rather than as of a date subsequent to the period by the report. Please amend your Form 10-KSB to clarify whether your certifying officers concluded your disclosure controls and procedures were effective as of December 31. 2004 the end of the period covered by your Form 10-KSB. Also, please include such conclusions in your future periodic reports. Please note that you may continue to include your certifying officers conclusions as to the effectiveness of your disclosure controls and procedures for more recent dates too.

ANSWER: Pursuant to Rule 13a-15(b) our officers evaluated disclosure controls and procedures finding them to be in compliance. Amended 10KSB correctly states the date of that certification.

7. It is not clear whether, in making their conclusions, your certifying officers considered all information described in the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). In your amendment, clarify whether your certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply indicate, if true, that your certifying officers concluded that, as of the end of the period covered by the report, your disclosure controls and procedures were effective. Please also do so in your future periodic reports.

ANSWER: Our certifying officers concluded that, as of the end of the period covered by the report, our disclosure controls and procedures were effective and this shall be so stated in future reports as shown in Amended 10-KSB under Exhibit 99.1.

8. Item 308(c) of Regulation S-B requires you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In your amendment, please clarify, if true, that there was no changes in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also do so in your future periodic reports.

ANSWER: There were no changes in our internal control effecting financial reporting that occurred during our fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. A revised certification by the Principle Financial Officer is provided in Amended 10KSB which includes that certification and will be included in future filings.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
May 19, 2005
Page 4

         Signatures and Exhibits 31.1, 31.2 and 32.1
         -------------------------------------------

9. We note that the Form 10-KSB is only signed by Mr. Ceragno on behalf of the company. Please note that the Form 10-KSB must be signed by the company, the principal executive officer, the principal financial officer, the controller or principal accounting officer and at least a majority of the company's board of directors. Amend your Form 10-KSB to include all the required signatures. In addition, the Form 10-KSB must include certifications signed by both your principal executive officer and principal financial officer. Although Mr. Ceragno has executed multiple certifications, it is not clear whether he has executed the certifications as the company's principal financial officer (exhibits
         31.2 and 32.1). In your amended filing, please include the appropriate certifications executed by both your principal executive officer and principal financial officer.

ANSWER:  Mr.  Ceragno the Chief Executive officer and the Chief Financial
              Officer. Certifications in Amended 10KSB filling reflect this fact.

The above summarizes all questions and responses to your request for information and clarification for verification of compliance. All responses and revisions are believed to be correct and accurate. If there are any further questions or clarifications I can provide please contact me in my office at 201 684-0880.



Very truly yours,



/S/ Carl R. Ceragno
President